SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alliance Fiber Optic Products, Inc.
(Name of Subject Company (Issuer))
Apricot Merger Company
(Name of Filing Persons (Offeror))

a wholly owned subsidiary of
Corning Incorporated
(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)
018680306
(CUSIP Number of Class of Securities)

Lewis A. Steverson
Senior Vice President and General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831
Telephone:  (607) 974-9000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
Telephone:  (212) 848-4000

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$311,921,798.50	$31,410.52

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 15,803,585 shares of common stock of Alliance Fiber Optic Products, Inc. issued and outstanding as of April 20, 2016, multiplied by $18.50, the per share tender offer price, (b) 554,800 shares of common stock subject to outstanding stock options as of April 20, 2016, with an exercise price less than $18.50, multiplied by $11.12, which is the offer price of $18.50 per share minus the weighted average exercise price for such options of $7.38 per share, (c) 508,000 shares of restricted stock units as of April 20, 2016, multiplied by $18.50, the per share tender offer price and (d) 208,360 shares issuable pursuant to an employee stock purchase plan as of April 20, 2016, multiplied by $18.50, the per share tender offer price.  The calculation of the filing fee is based on information provided by Alliance Fiber Optic Products, Inc. as of April 20, 2016.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $31,410.52	Filing Party: Apricot Merger Company and
Corning Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: April 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 filed with the Securities and Exchange Commission on May 26, 2016, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on April 21, 2016, by both Apricot Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Corning Incorporated, a New York corporation (“Corning”), and Corning.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the related rights to purchase shares of Series A Preferred Stock distributed to the holders of the common stock of Alliance Fiber Optic Products, Inc., a Delaware corporation (“AFOP”), pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”) (each, a “Share” and collectively, the “Shares”) of AFOP, at a price of $18.50 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 21, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in Section 11.  “Purpose of the Offer; Plans for AFOP; Other Matters” is hereby amended and supplemented by replacing the final paragraph of section (f) Recent Developments Relating to AFOP as follows:

“On May 26, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, AFOP entered into a memorandum of understanding with the plaintiffs and other named defendants, including the members of the AFOP Board, Corning and the Purchaser, regarding the settlement of the Bushansky, Luck, Doerr and Khaki actions (“Lawsuits”).

Under the terms of the memorandum of understanding, AFOP, the other named defendants and the plaintiffs have agreed, among other things, to settle the Lawsuits and all related claims subject to approval of the Court. If the Court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Lawsuits will be dismissed with prejudice. Although AFOP believes that no further supplemental disclosure is required under applicable laws, as a result of pendency and prosecution of the Lawsuits, AFOP has agreed to make available additional information to its stockholders in this Amendment No. 5. Additionally, in connection with the settlement, plaintiffs intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be negotiated by the parties or determined by the Court, if no agreement is reached.

If the settlement is finally approved by the Court, it is anticipated that the settlement will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed merger, the Merger Agreement, and any disclosure made in connection therewith. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. The settlement will not affect the merger consideration to be paid to stockholders of AFOP in connection with the proposed merger.

AFOP and the members of the AFOP Board have vigorously denied, and continue vigorously to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Lawsuits, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the contemplated settlement solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Amendment No. 5, the memorandum of understanding or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The outcome of the above litigation cannot be predicted with certainty; however, AFOP, Corning and the Purchaser believe the Lawsuits are without merit. A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.”

The subsection entitled “Litigation” of Section 18.  “Miscellaneous” is hereby amended and supplemented by replacing the final paragraph as follows:

“On May 26, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, AFOP entered into a memorandum of understanding with the plaintiffs and other named defendants, including the members of the AFOP Board, Corning and the Purchaser, regarding the settlement of the Bushansky, Luck, Doerr and Khaki actions (“Lawsuits”).

Under the terms of the memorandum of understanding, AFOP, the other named defendants and the plaintiffs have agreed, among other things, to settle the Lawsuits and all related claims subject to approval of the Court. If the Court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Lawsuits will be dismissed with prejudice. Although AFOP believes that no further supplemental disclosure is required under applicable laws, as a result of pendency and prosecution of the Lawsuits, AFOP has agreed to make available additional information to its stockholders in this Amendment No. 5. Additionally, in connection with the settlement, plaintiffs intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be negotiated by the parties or determined by the Court, if no agreement is reached.

If the settlement is finally approved by the Court, it is anticipated that the settlement will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed merger, the Merger Agreement, and any disclosure made in connection therewith. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. The settlement will not affect the merger consideration to be paid to stockholders of AFOP in connection with the proposed merger.

AFOP and the members of the AFOP Board have vigorously denied, and continue vigorously to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Lawsuits, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the contemplated settlement solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Amendment No. 5, the memorandum of understanding or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The outcome of the above litigation cannot be predicted with certainty; however, AFOP, Corning and the Purchaser believe the Lawsuits are without merit. A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2016

APRICOT MERGER COMPANY

By:	/s/ William L. Juan
Name:	William L. Juan
Title:	Secretary

CORNING INCORPORATED

By:	/s/ Linda E. Jolly
Name:	Linda E. Jolly
Title:	Vice President and Corporate Secretary